[Letterhead of Cravath, Swaine & Moore LLP]

Blount International, Inc. and Blount, Inc.
Registration Statement on Form S-3, Registration No. 333-132024

March 24, 2006

Dear Ms. Hardy and Ms. Lippmann:

We refer you to the letter dated March 13, 2006, to Richard H. Irving, III, Senior Vice President, General Counsel and Secretary of Blount International, Inc. and Blount, Inc., regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Registration Statement on Form S-3. In particular, we refer you to Comment 26 therein, which states: “Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement. Please see Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.”

We confirm supplementally that where we refer to the “Delaware General Corporation Law” in our opinion regarding the legality of the securities being registered pursuant to the aforementioned Registration Statement and filed as Exhibit 5.1 thereto, we do not intend to exclude the Delaware Constitution.

If you would like to discuss this or any other matter relating to the Staff’s comments, please contact the undersigned at (212) 474-1048.

                Very truly yours,

                Ronald Cami

Ms. Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Ms. Brigitte Lippmann
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010